

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 25, 2009

Mr. Timothy G. Byrd, Sr.
Chief Executive Officer/Chief Financial Officer
Adino Energy Corporation
2500 City West Boulevard
Suite 300
Houston, TX 77042

> **Re:** **Adino Energy Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Amended April 22, 2008, and August 11, 2008**
> **Supplemental Response dated December 22, 2008**

Dear Mr. Byrd:

We have reviewed your response and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-KSB, Amendment No. 3, for the Fiscal Year Ended December 31, 2007 (Draft)

Financial Statements

Note 3 – Lease Commitments, page 17

1.	We note your response to comment 7 in our letter dated December 15, 2008. Paragraph 33 of SFAS 13, as amended by SFAS 28, requires, as you have noted, that "profit or loss… shall be deferred and amortized in proportion to the amortization of the leased asset…" Given your assessment that it would have been inappropriate to recognize the gain at the time of settlement, and since the terminal was being depreciated over its useful life of 15 years, it appears that the gain should have likewise been amortized over the 15-year useful life of the terminal, not over the 18-month term of the capital lease. Please revise your accounting accordingly. Upon expiration of the terminal lease on September 30, 2008, it appears appropriate to amortize all remaining related balances over the term of the new operating lease.

Closing Comments

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3461 with any other questions.

Sincerely,


Chris White
Branch Chief